SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 23, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications reports third quarter 2016 results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2016 RESULTS1

ADJUSTED EBITDA2 IN THE THIRD QUARTER TOTALED NIS 220 MILLION

NET DEBT2 DECLINED TO NIS 1.77 BILLION

Third quarter 2016 highlights (compared with third quarter 2015)

•	Total Revenues: NIS 849 million (US$ 226 million), a decrease of 16%
•	Service Revenues: NIS 698 million (US$ 186 million), a decrease of 8%
•	Equipment Revenues: NIS 151 million (US$ 40 million), a decrease of 39%
•	Operating Expenses (OPEX)[2]: NIS 570 million (US$ 152 million), a decrease of 12%
•	Adjusted EBITDA: NIS 220 million (US$ 59 million), an increase of 12%
•	Adjusted EBITDA Margin: 26% of total revenues compared with 19%
•	Profit for the period: NIS 19 million (US$ 5 million), compared with a loss of NIS 9 million
•	Net Debt: NIS 1,768 million (US$ 470 million), a decrease of NIS 587 million
•	Free Cash Flow (before interest)[2]: NIS 215 million (US$ 57 million), a decrease of 26%
•	Cellular ARPU: NIS 66 (US$ 18), a decrease of 7%
•	Cellular Subscriber Base: approximately 2.69 million at quarter-end, a decrease of 2%

Rosh Ha’ayin, Israel, November 23, 2016 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended September 30, 2016.

Commenting on the results of the third quarter of 2016, Mr. Isaac Benbenisti, CEO of Partner, noted:

“In the cellular segment, the number of post-paid subscribers increased in the third quarter by approximately 24,000, and the downward trend in the churn rate of all cellular subscribers continued to a rate of 9.7%.

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

In addition, we successfully completed a pilot of a WiFi Calling service which enables calls to be placed over the wireless internet, thereby expanding our network's coverage to places including underground shelters and parking lots. Last month we launched for the first time in Israel the service for use with Android-based handsets, and in the coming months we will expand the service to iPhone devices and other popular handsets. In addition, we have begun to upgrade a number of sites to the 4.5G standard (LTE Advanced) so that we can continue to offer our customers the most advanced and leading network in Israel.

In the business division, we are already beginning to see the results of the work done in the past few months, by expanding our agreements with strategic customers and by signing agreements with new customers, as a result of an updated operation model with comprehensive value offers.

In the fixed-line segment, the project to unify the operations of 012 Smile under the Partner brand, that will be completed in 2017, significantly progressed in the third quarter and most of the private internet customers already enjoy Partner's advanced service. The completion of the project in the coming months, will provide us with a comprehensive overview of the services that we provide to our customers, so that we may offer them integrated and customized offers.

The telecommunications market is currently at a crossroads; a reform in the telecommunications field, as part of the legislation of the Arrangements Law, has been brought before the Israeli parliament with the aim of decreasing prices for consumers. Informed decisions by the regulator will increase competition in the telecommunications market. The main benefactor of such a reform will be the Israeli consumer.

In preparation of our entrance into the television market, we expect that the implementation of the "Must Sell" requirement of sports content, as part of the said reform, will enable significant reform of the television market, which is currently controlled by a duopoly, and is expected to lead to a decrease in prices in the multi-channel television market in Israel, considered today one of the most expensive in the world.

Mr. Ziv Leitman, Partner's Chief Financial Officer, commented on the results of the third quarter of 2016 as compared to the second quarter of 2016:

“During the third quarter of 2016, the erosion of cellular services revenues continued due to the ongoing strong competition, at a rate similar to that of the previous quarter.

Cellular ARPU in the third quarter of 2016 totaled NIS 66, an increase of one shekel from the second quarter of 2016, reflecting an increase in seasonal roaming revenues.

Compared to the previous quarter, revenues and gross profit from equipment sales in the third quarter of 2016 decreased by NIS 54 million and NIS 14 million, respectively to NIS 151 million and NIS 28 million, respectively, continuing the downward trend from the second quarter. The decrease in gross profit was due to both a further decline in the quantity of sales, mainly related to the tightening of the Company's customer credit policy, and a change in the product mix.

Operating expenses (OPEX) decreased by NIS 2 million compared with the previous quarter, to NIS 570 million.

Adjusted EBITDA in the third quarter of 2016 decreased by NIS 8 million, or 4%, compared with the previous quarter, mainly reflecting the decline in gross profit from equipment sales, which more than offset the increase in service revenues and decline in OPEX.

Finance costs, net, totaled NIS 30 million in the reported quarter, an increase of NIS 2 million compared to the previous quarter, primarily reflecting the impact of foreign exchange movements in the quarter, partially offset by lower early debt repayment costs.

Profit for the third quarter of 2016 totaled NIS 19 million compared with NIS 26 million in the previous quarter, largely reflecting the reduction in Adjusted EBITDA.

Cash capital expenditures (CAPEX payments)2 in the third quarter of 2016 totaled NIS 44 million compared to NIS 57 million in the previous quarter, a decrease of 23%.

Free cash flow (before interest payments) in the reported quarter totaled NIS 215 million, compared with NIS 160 million in the previous quarter. The increase in free cash flow primarily reflected the lower CAPEX payments, as well as a decrease in other operating working capital items.

As of September 30, 2016, net debt amounted to approximately NIS 1.77 billion (total short and long term debt and current maturities of NIS 2.91 billion less cash and cash equivalents of NIS 1.14 billion).”

Key Financial Results

NIS Million (except EPS)	Q3'16	Q3'15	% Change
Revenues	849	1,006	-16%
Cost of revenues	691	827	-16%
Gross profit	158	179	-12%
Operating profit	64	32	+100%
Profit (Loss) for the period	19	(9)	N/A
Earnings (Loss) per share (basic, NIS)	0.12	(0.06)	N/A
Free cash flow (before interest payments)	215	291	-26%

Key Operating Indicators

	Q3'16	Q3'15	Change
Adjusted EBITDA (NIS million)	220	196	+12%
Adjusted EBITDA (as a % of total revenues)	26%	19%	+7
Cellular Subscribers (end of period, thousands)	2,693	2,739	-46
Quarterly Cellular Churn Rate (%)	9.7%	10.8%	-1.1
Monthly Average Revenue per Cellular User (ARPU) (NIS)	66	71	-5

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q3'16	Q3'15	Change %	Q3'16	Q3'15	Change %	Q3'16	Q3'15	Q3'16	Q3'15	Change %
Total Revenues	670	821	-18%	232	237	-2%	(53)	(52)	849	1,006	-16%
Service Revenues	531	587	-10%	220	225	-2%	(53)	(52)	698	760	-8%
Equipment Revenues	139	234	-41%	12	12	0%	-	-	151	246	-39%
Operating Profit	36	10	+260%	28	22	+27%	-	-	64	32	+100%
Adjusted EBITDA	156	137	+14%	64	59	+8%	-	-	220	196	+12%

Financial Review

In Q3 2016, total revenues were NIS 849 million (US$ 226 million), a decrease of 16% from NIS 1,006 million in Q3 2015.

Service revenues in Q3 2016 totaled NIS 698 million (US$ 186 million), a decrease of 8% from NIS 760 million in Q3 2015.

Service revenues for the cellular segment in Q3 2016 totaled NIS 531 million (US$ 141 million), a decrease of 10% from NIS 587 million in Q3 2015. The decrease was mainly the result of both the continued price erosion of airtime packages (both Post-Paid and Pre-Paid), due to the competitive market conditions, as well as the decline in revenues related to the network Right of Use Agreement with Hot Mobile which was substituted with the Network Sharing Agreement from the second quarter of 2016.

Service revenues for the fixed-line segment in Q3 2016 totaled NIS 220 million (US$ 59 million), a decrease of 2% from NIS 225 million in Q3 2015.

Equipment revenues in Q3 2016 totaled NIS 151 million (US$ 40 million), a decrease of 39% from NIS 246 million in Q3 2015. The decrease largely reflected a decline in the quantities of cellular and other devices and accessories sold.

Gross profit from equipment sales in Q3 2016 was NIS 28 million (US$ 7 million), compared with NIS 52 million in Q3 2015, a decrease of 46%, again largely reflecting the reduction in the quantity of sales, as well as a decrease in sales profit margins due to a change in the product mix.

Operating expenses (OPEX) totaled NIS 570 million (US$ 152 million) in Q3 2016, a decrease of 12% or NIS 80 million from Q3 2015. The decrease largely reflected the one-time expense of the employee retirement plan in Q3 2015 in an amount of NIS 35 million. The decrease also reflected a decline in cellular network-related operating expenses following the implementation of the cost sharing mechanism under the Network Sharing Agreement with Hot Mobile and a decrease in salary and related expenses, partially offset by higher expenses related to bad debts and doubtful accounts. Operating expenses including depreciation and amortization expenses in Q3 2016 decreased by 11% compared with Q3 2015.

In Q3 2016 the Company continued to record income with respect to the settlement agreement with Orange in an amount of NIS 55 million (US$ 15 million), compared with an amount of NIS 23 million which was recorded in Q3 2015.

Adjusted EBITDA in Q3 2016 totaled NIS 220 million (US$ 59 million), an increase of 12% from NIS 196 million in Q3 2015.

Adjusted EBITDA for the cellular segment was NIS 156 million (US$ 42 million) in Q3 2016, an increase of 14% from NIS 137 million in Q3 2015. The increase principally reflected the decrease in operating expenses (OPEX) as well as the increase in income with respect to the settlement agreement with Orange, which were partially offset by the decreases in service revenues and in gross profit from equipment sales. As a percentage of total cellular revenues, Adjusted EBITDA margin for the cellular segment in Q3 2016 was 23% compared with 17% in Q3 2015.

Adjusted EBITDA for the fixed-line segment was NIS 64 million (US$ 17 million) in Q3 2016, an increase of 8% from NIS 59 million in Q3 2015. The increase mainly reflected the decrease in operating expenses (OPEX), which was partially offset by the decreases in service revenues and in gross profit from equipment sales. As a percentage of total fixed-line revenues, Adjusted EBITDA margin for the fixed line segment in Q3 2016 was 28% compared with 25% in Q3 2015.

Operating profit for Q3 2016 was NIS 64 million (US$ 17 million), an increase of 100% compared with operating profit of NIS 32 million in Q3 2015.

Finance costs, net in Q3 2016 were NIS 30 million (US$ 8 million), a decrease of 25% compared with NIS 40 million in Q3 2015. The decrease was mainly due to lower interest expenses as a result of the lower average level of debt.

Income tax expenses for Q3 2016 were NIS 15 million (US$ 4 million), compared with NIS 1 million in Q3 2015, mainly reflecting the increase in profit before tax.

Profit in Q3 2016 totaled NIS 19 million (US$ 5 million), compared with a loss of NIS 9 million in Q3 2015.

Based on the weighted average number of shares outstanding during Q3 2016, basic earnings per share or ADS, was NIS 0.12 (US$ 0.03), compared to a basic loss per share or ADS of NIS 0.06 in Q3 2015.

Cellular Segment Operational Review

At the end of the third quarter of 2016, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.69 million, including approximately 2.22 million Post-Paid subscribers or 82% of the base, and approximately 478 thousand Pre-Paid subscribers, or 18% of the subscriber base.

During the third quarter of 2016, the cellular subscriber base declined by approximately 7 thousand subscribers. The Post-Paid subscriber base increased by approximately 24 thousand subscribers, while the Pre-Paid subscriber base declined by approximately 31 thousand subscribers.

The quarterly churn rate for cellular subscribers in Q3 2016 was 9.7%, compared with 10.8% in Q3 2015.

Total cellular market share (based on the number of subscribers) at the end of Q3 2016 was estimated to be approximately 27%, unchanged from Q3 2015.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q3 2016 was NIS 66 (US$ 18), a decrease of 7% from NIS 71 in Q3 2015. The decrease in ARPU mainly reflected both the continued price erosion of airtime packages and the decline in revenues related to the Right of Use Agreement with Hot Mobile which was substituted with the Network Sharing Agreement from the second quarter of 2016.

Funding and Investing Review

In Q3 2016, cash flow generated from operating activities before interest payments (NIS 253 million), net of cash flow used for investing activities (NIS 38 million) (‘Free Cash Flow (before interest)’), totaled NIS 215 million (US$ 57 million), a decrease of 26% from NIS 291 million in Q3 2015, reflecting a decrease in cash generated from operations, partially offset by lower CAPEX payments.

Cash generated from operations decreased by 28% to NIS 253 million (US$ 67 million) in Q3 2016 from NIS 353 million in Q3 2015. The decrease in cash generated from operations reflected the one-time payment from Orange in an amount of approximately NIS 170 million in Q3 2015, compared with a payment from Hot Mobile in an amount of NIS 35 million in Q3 2016. The payment from Hot Mobile was part of the lump sum of NIS 250 million under the Network Sharing Agreement, which is expected to be paid in full by the end of 2016. In addition, the decrease reflected the decrease in operating assets, which was mainly explained by the decrease in equipment sales under installment payment plans.

Cash capital expenditures (CAPEX payments) totaled NIS 44 million (US$ 12 million) in Q3 2016, a decrease of 31% from NIS 64 million in Q3 2015.

Net debt at the end of Q3 2016 amounted to NIS 1,768 million (US$ 470 million), compared with NIS 2,355 million at the end of Q3 2015, a decrease of NIS 587 million.

Update on Legal Proceedings

On November 7, 2016, Partner was served with a lawsuit and a motion for the recognition of this lawsuit as a class action, filed against Partner, in the Tel-Aviv District Court. The claim alleges that Partner refunded its customers, in cases where it was apparent that they were overcharged, not in accordance with legal provisions. In addition, the claim alleges that Partner charges some of its customers that subscribe to the "One" service for the provision of this special service even though it was terminated. The plaintiff notes that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. Partner is reviewing and assessing the lawsuit and is unable, at this preliminary stage, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any.

Conference Call Details

Partner will hold a conference call on Wednesday, November 23, 2016 at 10.00AM Eastern Time / 5.00PM Israel Time.

To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):

International: +972.3.918.0692

North America toll-free: +1.888.281.1167

A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay of the call will be available from November 23, 2016 until December 7, 2016, via the following numbers:

International: +972.3.925.5930

North America toll-free: +1.888.782.4291

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “estimate”, “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding (i) the expansion of our network's coverage through WiFi Calling; and (ii) significant reform of the television market resulting from the implementation of the recommendations of the Filber Committee. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, as regards in particular the statements identified above, (i) any unanticipated technological or other difficulty which may arise in connection with the expansion of our network's coverage though WiFi calling services; and (ii) delays or unexpected impacts in connection with the implementation of the Filber Committee recommendations. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8 Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented below.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2016: US $1.00 equals NIS 3.758. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and amortization of share based compensation) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures provided by other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided by Partner for prior periods.

'Cash capital expenditures' or 'CAPEX payments' represent cash flows used in acquisition of property and equipment and acquisition of intangible assets.

'Capital Expenditures (additions)' represents additions to property and equipment and intangible assets.

'Net Debt' represents notes payable and borrowings form banks and others including current maturities less cash and cash equivalents.

'Free Cash Flow (before interest)' represents cash flows from operating activities before interest payments, net of cash flows used for investment activities.

'Free Cash Flow (after interest)' represents cash flows from operating activities before interest payments, net of cash flows used for investment activities and net of interest paid.

'Operating Expenses (OPEX)' represents cost of service revenues, selling, marketing and administrative expenses net of depreciation, amortization, impairment charges and other expenses (mainly employee share based compensation expenses).

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of communications services (cellular, fixed-line telephony and internet services) under the Partner brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	September 30,	December 31,	September 30,
	2016	2015	2016
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	1,141	926	304
Trade receivables	1,055	1,057	281
Other receivables and prepaid expenses	40	47	11
Deferred expenses – right of use	23	33	5
Inventories	60	120	16
Income tax receivable		2
	2,319	2,185	617

NON CURRENT ASSETS
Trade Receivables	373	492	99
Deferred expenses – right of use	61	20	16
Property and equipment	1,234	1,414	328
Licenses and other intangible assets	822	956	219
Goodwill	407	407	108
Deferred income tax asset	36	49	10
Prepaid expenses and other	2	3	1
	2,935	3,341	781

TOTAL ASSETS	5,254	5,526	1,398

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	September 30,	December 31,	September 30,
	2016	2015	2016
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings
and current borrowings	482	554	128
Trade payables	681	715	181
Payables in respect of employees	49	77	13
Other payables (mainly institutions)	37	45	10
Income tax payable	61	52	17
Deferred income with respect to settlement
agreement with Orange	163	217	43
Deferred revenues from HOT mobile	31		8
Other deferred revenues	34	28	9
Provisions	71	77	19
	1,609	1,765	428
NON CURRENT LIABILITIES
Notes payable	1,090	1,190	290
Borrowings from banks and others	1,337	1,357	356
Liability for employee rights upon retirement, net	31	34	8
Dismantling and restoring sites obligation	35	36	9
Deferred income with respect to settlement
agreement with Orange		108
Deferred revenues from HOT mobile	23		6
Other non-current liabilities	14	16	4
	2,530	2,741	673

TOTAL LIABILITIES	4,139	4,506	1,101

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2015 and September 30, 2016 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2015 – -*156,087,456 shares
September 30, 2016 – -*156,362,695 shares
Capital surplus	1,082	1,102	288
Accumulated retained earnings	362	267	96
Treasury shares, at cost December 31, 2015 – **4,461,975 shares September 30, 2016 – **4,214,608 shares	(331)	(351)	(88)
TOTAL EQUITY	1,115	1,020	297
TOTAL LIABILITIES AND EQUITY	5,254	5,526	1,398

*   Net of treasury shares.
** Including restricted shares in amount of 2,787,197 and 2,911,806 as of September 30, 2016 and December 31, 2015, respectively, held by trustee under the Company's Equity Incentive Plan, such shares will become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2016	2015	2016	2015	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,723	3,104	849	1,006	725	226
Cost of revenues	2,218	2,544	691	827	590	184
Gross profit	505	560	158	179	135	42

Selling and marketing
expenses	330	295	98	102	88	26
General and administrative
expenses	188	170	60	79	50	16
Income with respect to
settlement agreement
with Orange	163	23	55	23	43	15
Other income, net	35	37	9	11	10	2
Operating profit	185	155	64	32	50	17
Finance income	10	3	*	*	3	*
Finance expenses	92	107	30	40	25	8
Finance costs, net	82	104	30	40	22	8
Profit (Loss) before income tax	103	51	34	(8)	28	9
Income tax expenses	44	26	15	1	12	4
Profit (Loss) for the period	59	25	19	(9)	16	5

Earnings (Loss) per share
Basic	0.38	0.16	0.12	(0.06)	0.10	0.03
Diluted	0.37	0.16	0.12	(0.06)	0.10	0.03
Weighted average number of shares outstanding (in thousands)
Basic	156,120	156,080	156,178	156,085	156,120	156,178
Diluted	157,925	156,148	157,953	156,349	157,925	157,953

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2016	2015	2016	2015	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit (Loss) for the period	59	25	19	(9)	16	5
Other comprehensive income
for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE
INCOME FOR THE PERIOD	59	25	19	(9)	16	5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION & Adjusted EBITDA reconciliation

	New Israeli Shekels				New Israeli Shekels
	Nine months ended September 30, 2016				Nine months ended September 30, 2015
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,586	514		2,100	1,730	546		2,276
Inter-segment revenue - Services	15	147	(162)		17	137	(154)
Segment revenue - Equipment	571	52		623	782	46		828
Total revenues	2,172	713	(162)	2,723	2,529	729	(154)	3,104
Segment cost of revenues - Services	1,261	460		1,721	1,410	484		1,894
Inter-segment cost of revenues - Services	146	16	(162)		135	19	(154)
Segment cost of revenues - Equipment	454	43		497	618	32		650
Cost of revenues	1,861	519	(162)	2,218	2,163	535	(154)	2,544
Gross profit	311	194		505	366	194		560
Operating expenses	428	90		518	374	91		465
Income with respect to settlement
agreement with Orange	163			163	23			23
Other income, net	32	3		35	35	2		37
Operating profit	78	107		185	50	105		155
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	338	110		448	386	109		495
–Other (1)	37			37	9	*		9
Adjusted EBITDA (2)	453	217		670	445	214		659
Reconciliation of Adjusted EBITDA to profit for the period
- Depreciation and amortization				448				495
- Finance costs, net				82				104
- Income tax expenses				44				26
- Other (1)				37				9
Profit for the period				59				25

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION & Adjusted EBITDA reconciliation

	New Israeli Shekels				New Israeli Shekels
	Three months ended September 30, 2016				Three months ended September 30, 2015
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	526	172		698	581	179		760
Inter-segment revenue - Services	5	48	(53)		6	46	(52)
Segment revenue - Equipment	139	12		151	234	12		246
Total revenues	670	232	(53)	849	821	237	(52)	1,006
Segment cost of revenues - Services	410	158		568	468	165		633
Inter-segment cost of revenues - Services	48	5	(53)		45	7	(52)
Segment cost of revenues - Equipment	112	11		123	185	9		194
Cost of revenues	570	174	(53)	691	698	181	(52)	827
Gross profit	100	58		158	123	56		179
Operating expenses	127	31		158	146	35		181
Income with respect to settlement
agreement with Orange	55			55	23			23
Other income, net	8	1		9	10	1		11
Operating profit	36	28		64	10	22		32
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	108	35		143	126	37		163
–Other (1)	12	1		13	1			1
Adjusted EBITDA (2)	156	64		220	137	59		196
Reconciliation of Adjusted EBITDA to profit (loss) for the period
- Depreciation and amortization				143				163
- Finance costs, net				30				40
- Income tax expenses				15				1
- Other (1)				13				1
Profit (Loss) for the period				19				(9)

*	Representing an amount of less than 1 million.
(1)	Mainly amortization of employee share based compensation.
(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use, amortization of share based compensation and impairment charges), as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months ended September 30,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	652	668	174
Income tax paid	(20)	(31)	(5)
Net cash provided by operating activities	632	637	169

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(97)	(179)	(26)
Acquisition of intangible assets	(52)	(124)	(14)
Interest received	2	2	1
Consideration received from sales of property and
equipment	4		1
Proceeds from (repayment of) derivative financial
instruments, net	*	*	*
Net cash used in investing activities	(143)	(301)	(38)

CASH FLOWS FROM FINANCING ACTIVITIES:
Interest paid	(80)	(79)	(21)
Current borrowings received	52		14
Non-current borrowings received		675
Repayment of non-current borrowings	(11)	(177)	(3)
Repayment of notes payable	(235)		(63)
Net cash provided by (used in) financing activities	(274)	419	(73)

INCREASE IN CASH AND CASH EQUIVALENTS	215	755	58

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	926	663	246

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,141	1,418	304

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months ended September 30,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	59	25	16
Adjustments for:
Depreciation and amortization	427	467	114
Amortization of deferred expenses - Right of use	21	27	6
Employee share based compensation expenses	36	10	10
Liability for employee rights upon retirement, net	(3)	(2)	(1)
Finance costs, net	2	1	1
Change in fair value of derivative financial instruments	*	(1)	*
Capital loss from property and equipment	1		*
Interest paid	80	79	21
Interest received	(2)	(2)	(1)
Deferred income taxes	12	(1)	3
Income tax paid	20	31	5
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	122	(211)	33
Other	8	(4)	2
Increase (decrease) in accounts payable and accruals:
Trade	(3)	53	(1)
Other payables	(38)	19	(10)
Provisions	(6)	8	(2)
Deferred income with respect to settlement
agreement with Orange	(163)	150	(43)
Deferred revenues from HOT mobile	54		14
Other deferred revenues	6	(7)	2
Increase in deferred expenses - Right of use	(52)	(22)	(14)
Current income tax liability	11	1	3
Decrease (increase) in inventories	60	47	16
Cash generated from operations	652	668	174

* Representing an amount of less than 1 million.
At September 30, 2016 and 2015, trade and other payables include NIS 96 million ($26 million) and NIS 96 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Free Cash Flow before and after interest paid

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended September 30,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	253	353	67
Net cash used in investing activities	(38)	(62)	(10)
Free Cash Flow (before interest)	215	291	57

Interest paid	(14)	(14)	(4)
Free Cash Flow (after interest)	201	277	53

Operating Expenses (OPEX)

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended September 30,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues – Services	568	633	151
Selling and marketing expenses	98	102	26
General and administrative expenses	60	79	16
Depreciation and amortization	(143)	(163)	(38)
Other (1)	(13)	(1)	(3)
OPEX	570	650	152

(1) Mainly amortization of employee share based compensation.

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q3' 14	Q4' 14	Q1' 15	Q2' 15	Q3' 15	Q4' 15	Q1' 16	Q2' 16	Q3' 16	2014	2015
Cellular Segment Service Revenues	658	613	579	581	587	550	543	527	531	2,618	2,297
Cellular Segment Equipment Revenues	218	282	277	271	234	269	244	188	139	938	1,051
Fixed-Line Segment Service Revenues	259	250	232	226	225	223	222	219	220	1,004	906
Fixed-Line Segment Equipment Revenues	22	18	18	16	12	22	23	17	12	54	68
Reconciliation for consolidation	(55)	(55)	(52)	(50)	(52)	(57)	(55)	(54)	(53)	(214)	(211)
Total Revenues	1,102	1,108	1,054	1,044	1,006	1,007	977	897	849	4,400	4,111
Gross Profit from Equipment Sales	64	61	59	67	52	61	56	42	28	228	239
Operating Profit (Loss)	110	73	56	67	32	(48)	54	67	64	400	107
Cellular Segment Adjusted EBITDA	191	161	148	160	137	152	142	155	156	762	597
Fixed-Line Segment Adjusted EBITDA	91	88	79	76	59	65	80	73	64	334	279
Total Adjusted EBITDA	282	249	227	236	196	217	222	228	220	1,096	876
Adjusted EBITDA Margin (%)	26%	22%	22%	23%	19%	22%	23%	25%	26%	25%	21%
OPEX	657	630	604	601	650	608	612	572	570	2,590	2,463
Impairment charges on operating profit						98					98
Income with respect to settlement agreement with Orange					23	38	54	54	55		61
Finance costs, net	50	36	18	46	40	39	24	28	30	159	143
Profit (Loss)	40	24	25	9	(9)	(65)	14	26	19	162	(40)
Capital Expenditures (cash)	129	90	128	111	64	56	48	57	44	432	359
Capital Expenditures (additions)	118	145	50	84	51	86	34	40	44	434	271
Free Cash Flow Before Interest Payments	112	71	21	24	291	230	114	160	215	520	566
Free Cash Flow After Interest Payments	106	21	8	(28)	277	172	89	119	201	389	429
Net Debt	2,637	2,612	2,581	2,626	2,355	2,175	2,079	1,964	1,768	2,612	2,175
Cellular Subscriber Base (Thousands)	2,894	2,837	2,774	2,747	2,739	2,718	2,692	2,700	2,693	2,837	2,718
Post-Paid Subscriber Base (Thousands)	2,145	2,132	2,112	2,112	2,136	2,156	2,174	2,191	2,215	2,132	2,156
Pre-Paid Subscriber Base (Thousands)	749	705	662	635	603	562	518	509	478	705	562
Cellular ARPU (NIS)	76	71	69	70	71	67	67	65	66	75	69
Cellular Churn Rate (%)	12.0%	11.5%	12.7%	10.9%	10.8%	11.1%	11.2%	9.8%	9.7%	47%	46%
Number of Employees (FTE)	3,683	3,575	3,535	3,354	3,017	2,882	2,827	2,740	2,742	3,575	2,882

*	See footnote 2 regarding use of non-GAAP measures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

                    Dated: November 23, 2016